12014964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2012
08 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE + Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 LEXINGTON AVE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN McCANN CPAS
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11

OATH OR AFFIRMATION

I, MICHAEL ELFERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE + CO., LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE NUNNS
Notary Public, State of New York
No. 01NU6117939
Qualified in New York County
Commission Expires November 1, 201?

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011

"Public"

MILLER BUCKFIRE & CO., LLC

Index

MHM®

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm
1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212.398.0267
www.mhm-pc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information contained on page 11 required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement taken as a whole.

Mayer Hoffman McCann CPAs

February 23, 2012

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Current assets:	
Cash and cash equivalents	$ 5,576,472
Accounts receivable	4,031,987
Prepaid expenses and other	44,774
Prepaid income taxes	173,000
Marketable securities (Notes 4 and 5)	3,003,799
Total current assets	12,830,032
Property and equipment, net (Note 6)	2,440,447
Other assets:	
Marketable security (Notes 4, 5 and 11)	1,604,411
Restricted cash (Note 11)	708,024
Deferred tax assets, net	81,000
Other assets	122,798
Total other assets	2,516,233
	$ 17,786,712

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Accounts payable	$ 432,977
Accrued expenses and other current liabilities (Note 7)	394,830
Deferred revenue	32,310
Total current liabilities	860,117
Long-term liabilities (Note 7)	1,996,813
Commitments and contingencies (Note 11)	
Member's capital	14,929,782
	$ 17,786,712

See accompanying notes.

Note 1 - Nature of Business

Miller Buckfire & Co., LLC (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC (the "Member") and is an investment bank providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions, and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable is comprised of transaction and monthly fees earned and not yet collected. The monthly fees are recognized in the month that they are earned. Transaction fees are recognized as revenue when the amount is earned, the amount is fixed and the collection of the resulting receivable is reasonably assured.

Income Taxes

A limited liability company is not a tax paying entity at the entity level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities. At December 31, 2011, there was net long-term deferred tax assets of $81,000 relating to deferred rent liability, depreciation and loss on abandonment of lease.

The Company follows "Accounting for Uncertainty in Income Taxes," within Topic 740 of Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"), which prescribes a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. It states that a tax benefit from an uncertain tax position may be recognized if it is "more likely than not" that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority having full knowledge of all relevant information. Topic 740 of FASB ASC also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company is subject to a New York City Unincorporated Business tax examination for years 2008 and later.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains cash balances at three banks. The majority of the Company's cash accounts are held in interest bearing accounts at these institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Marketable Securities

Cost and fair value of marketable securities at December 31, 2011 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury note	$ 2,479,660	$ 140,758	$ -	$ 2,620,418
Bank income note[(1)]	2,000,000	-	(12,208)	1,987,792
Totals	$ 4,479,660	$ 140,758	$ (12,208)	$ 4,608,210

[(1)] $1,604,411 is being used as collateral for a standby letter of credit to the Company's landlord (see Note 11).

Marketable securities are carried at fair value in the financial statement.

The contractual maturities for the marketable securities are from two to four years at December 31, 2011.

Note 5 - Fair Value Measurements

The Company follows *"Fair Value Measurements and Disclosures,"* Topic 820 of FASB ASC, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Topic 820 of FASB ASC establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Note 5 - Fair Value Measurements (Continued)

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that reflect assumptions about what market participants would use in pricing assets or liabilities based on the best information available.

Marketable securities have been valued using a market approach. The values were determined based on models and methodologies developed by third parties using observable inputs for similar assets and liabilities at the measurement date. There were no changes in the valuation techniques during the current year.

The following table sets forth by level, within the fair value hierarchy, the marketable securities at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ -	$ 4,608,210	$ -	$ 4,608,210

"Financial Instruments," Topic 825 of FASB ASC, provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value.

Note 6 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 2,890,330
Furniture and fixtures	747,126
Computer equipment	644,240
Software	20,933
	4,302,629
Less: Accumulated depreciation and amortization	1,862,182
	$ 2,440,447

Note 7 - Long-Term Liabilities

Deferred Rent Liability

At December 31, 2011, a deferred rent obligation of approximately $1,242,000 has been recorded in accordance with "Leases," Topic 840 of FASB ASC, requiring rent expense to be recognized on a straight-line basis over the lease term, and is classified as a long-term liability.

During 2008, the Company received approximately $1,162,000 of construction allowance reimbursements from the landlord for new space occupied during the year ended December 31, 2008. The Company has recorded a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense on the statement of operations. A deferred rent liability of approximately $697,000 is included in long-term liabilities at December 31, 2011.

Loss on Abandonment of Lease

During 2008, the Company abandoned its office space which was subleased to a third party beginning in January 2009. A total liability of approximately $100,000 at December 31, 2011 represents the estimated present value of the total future amounts to be paid in accordance with the lease term in excess of the estimated present value of the total sublease rental income. The current portion of approximately $42,000 has been included in accrued expenses and other current liabilities.

Note 8 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Profit-sharing employer contributions are discretionary.

Note 9 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $5,647,430, which exceeded the minimum requirement of $190,462 by $5,456,968. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

Note 11 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through March 2018. The future minimum lease payments, excluding escalation charges, are as follows:

Year Ending December 31,	Gross	Sublease	Net
2012	$ 4,042,000	$ 903,000	$ 3,139,000
2013	4,280,000	903,000	3,377,000
2014	4,001,000	526,000	3,475,000
2015	3,509,000	-	3,509,000
2016	3,509,000	-	3,509,000
Thereafter	4,386,000	-	4,386,000
	$ 23,727,000	$ 2,332,000	$ 21,395,000

Note 11 - Commitments and Contingencies (Continued)

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2014. Future minimum payments are as follows:

Year Ending December 31,	
2012	$ 411,000
2013	423,000
2014	215,000
	$ 1,049,000

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlords for approximately $2,312,000, which are secured by cash and a bank income note (see Note 4).

Note 12 - Subsequent Events

The Company has evaluated subsequent events through February 23, 2012, which is the date the financial statement was available to be issued.

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Total member's capital	$ 14,929,782
Deductions:	
A. Accounts receivable	4,031,987
B. Prepaid expenses and other	44,774
C. Prepaid income taxes	173,000
D. Property and equipment, net	2,440,447
E. Restricted cash	708,024
F. Marketable security	1,604,411
G. Deferred tax assets, net	81,000
H. Other assets	122,798
I. Petty cash	500
Total deductions	9,206,941
Net capital before haircuts on securities	5,722,841
Haircuts on securities:	
A. U.S. Treasury note	52,408
B. Bank income note	23,003
	75,411
Net capital	$ 5,647,430
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 432,977
Accrued expenses and other current liabilities	394,830
Deferred revenue	32,310
Long-term liabilities	1,996,813
Total aggregate indebtedness	$ 2,856,930
Computation of basic net capital requirement:	
Minimum net capital required	$ 190,462
Excess net capital at 1,500 percent	$ 5,456,968
Excess net capital at 1,000 percent	$ 5,361,737
Ratio: Aggregate indebtedness to net capital	0.51 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.